UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6 K
Report of Foreign Private Issuer
Pursuant to Rules 13a 16 or 15d 16 under
the Securities Exchange Act of 1934
Dated December 18, 2019
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20 F or Form 40 F.
Form 20 F Form 40 F
Indicate by check mark if the registrant is submitting the Form 6 K in paper as permitted by
Regulation S T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6 K in paper as permitted by
Regulation S T Rule 101(b)(7): _____

MARKET RELEASE
Dealing in securities
Johannesburg, 18 December 2019: Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL) in compliance with paragraphs 3.63 to 3.66 of the Listings Requirements of the JSE Limited("the Listings Requirements") hereby advises shareholders that Dr Richard Stewart, Executive Director of Stillwater Mining Company has entered into a new financing structure in the form of a zero premium collar over 250 000 of Mr Stewart’s ordinary shares, which have been used as collateral under this arrangement
Name
Position
:
:
RA Stewart
Executive Director
Company
Date of transaction
:
Sibanye-Stillwater
17 December 2019
Date of expiry of the collar : 20 December 2021
Class of securities : Ordinary shares in Sibanye Gold Limited
Nature of transactions :
collars over 250 000 ordinary shares of the
Company, with a put strike price of R31.52
and call strike price of R49.19
Nature of interest : Direct beneficial
Clearance obtained : Yes
Dealing in securities by a prescribed officer of the Company

Wayne Robinson, a prescribed officer of Sibanye-Stillwater, has also concluded trades in the Company’s shares as detailed below:
Name
Position
:
:
WDR Robinson
Executive Vice President: Technical Services
Company
Date of transaction
:
Sibanye-Stillwater
12 December 2019
Class of securities : Ordinary shares in Sibanye Gold Limited
Nature of transactions : On market sale of shares
Nature of interest : Direct beneficial
Number of shares : 14 500
Market price per share : R34.79
Value of transaction (excluding costs) : R 504 455
Clearance obtained : Yes
Ends.

Contacts:
Email:
ir@sibanyestillwater.com

James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014

Sponsor: J.P. Morgan Equities South Africa (Proprietary) Limited
Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780

Postal Address:
Private Bag X5
Westonaria, 1780

Tel +27 11 278 9600
Fax +27 11 278 9863

FORWARD LOOKING STATEMENTS
The information in this announcement may contain forward-looking statements within the meaning of the “safe harbour”
provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Gold Limited’s (trading as Sibanye-Stillwater) (“Sibanye-Stillwater” or the “Group”)
financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater.

All statements other than statements of historical facts included in this announcement may be forward-looking statements.
Forward-looking statements also often use words such as “will”, “forecast”, “potential”, “estimate”, “expect” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer and in the Group’s Annual Integrated Report and Annual Financial Report, published on 29 March 2019, and the Group’s
Annual Report on Form 20-F filed by Sibanye-Stillwater with the Securities and Exchange Commission on 5 April 2019 (SEC File
no. 001-35785). Readers are cautioned not to place undue reliance on such statements.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: December 18, 2019
By:
/s/
Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer